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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20546

                               ----------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                            ATC GROUP SERVICES INC.
                           (NAME OF SUBJECT COMPANY)

                            ATC GROUP SERVICES INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                               ----------------

                         COMMON STOCK, PAR VALUE $0.01
                         (TITLE OF CLASS OF SECURITIES)

                                    0020671
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               ----------------

                                 MORRY F. RUBIN
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                            ATC GROUP SERVICES INC.
                        104 EAST 25TH STREET, 10TH FLOOR
                            NEW YORK, NEW YORK 10010
                                 (212) 353-8280
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
    NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                               ----------------

                                    COPY TO:
                            LAWRENCE A. LAROSE, ESQ.
                         CADWALADER, WICKERSHAM & TAFT
                                100 MAIDEN LANE
                            NEW YORK, NEW YORK 10038

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ITEM 1. SECURITY AND SUBJECT COMPANY.

  The name of the subject company is ATC Group Services Inc., a Delaware corporation (the "Company"), and the address of its principal executive offices is 104 East 25th Street, 10th Floor, New York, New York 10010. The title of the class of equity securities to which this Statement relates is the common stock, par value $0.01 per share, of the Company (the "Shares").

ITEM 2. TENDER OFFER OF THE BIDDER.

  This Statement relates to the tender offer by Acquisition Corp., a Delaware corporation (the "Offeror"), a wholly owned subsidiary of Acquisition Holdings, Inc., a Delaware corporation (the "Parent"), which is currently wholly-owned by WPG Corporate Development Associates V, L.P., a Delaware limited partnership (the "WPG Fund"), disclosed in a Tender Offer Statement on
Schedule 14D-1 (the "Schedule 14D-1"), dated December 4, 1997, to purchase all the outstanding Shares for $12.00 per Share (the "Offer Price"), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 4, 1997 (the "Offer to Purchase"), and the related Letter of Transmittal (which together constitute the "Offer"). An affiliate of the WPG Fund, WPG Corporate Development Associates V (Overseas), L.P., a Cayman Islands exempted limited partnership (the "WPG Overseas Fund"), will, on or prior to the Merger referred to below, acquire approximately 13% of the equity capital of the Parent.

  The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of November 26, 1997 (the "Merger Agreement"), among the Parent, the Offeror and the Company. The Merger Agreement provides, among other things, that as soon as practicable after the satisfaction or waiver of the conditions set forth in the Merger Agreement, the Offeror will be merged with and into the Company (the "Merger"), and the Company will continue as the surviving corporation (the "Surviving Corporation"). In the Merger, each outstanding share (other than shares owned by the Company, Parent, Offeror or any other subsidiary of the Parent or by stockholders, if any, who are entitled to and who properly exercise dissenters' rights under Delaware law) will be converted into the right to receive from the Surviving Corporation the Offer Price in cash, without interest (the "Merger Consideration"). A copy of the Merger Agreement is filed as Exhibit 3 hereto and is incorporated herein by reference in its entirety.

  As set forth in the WPG Fund's Schedule 14D-1, the principal executive offices of the Parent and the Offeror are located c/o Weiss, Peck & Greer, L.L.C., One New York Plaza, 30th floor, New York, New York 10004.

ITEM 3. IDENTITY AND BACKGROUND.

  (a) The name and address of the Company, which is the person filing this Statement, are set forth in Item 1 above.
  (b) Except as set forth in this Item 3(b), to the knowledge of the Company, as of the date hereof, there are no material contracts, agreements, arrangements or understandings or actual or potential conflicts of interest between the Company or its affiliates and (i) its executive officers, directors or affiliates or (ii) the Parent, the Offeror, their executive officers, directors or affiliates.

  The Stockholders Agreement. On October 17, 1997, Mr. George Rubin, Chairman of the Board of Directors of the Company, and Mr. Morry F. Rubin, President and Chief Executive Officer and a Director of the Company (collectively, the "Rubins"), entered into a Stockholders Agreement (the "Stockholders Agreement") with the Parent. The following summary is qualified in its entirety by reference to the Stockholders Agreement which is filed as Exhibit 4 hereto and is incorporated herein by reference in its entirety.

  Pursuant to the Stockholders Agreement, the Rubins granted to the Parent a proxy to vote 1,170,030 Shares (14.99%) in the aggregate of the issued and outstanding Shares, among other things, (i) in favor of the Merger and the other transactions contemplated by the Merger Agreement and (ii) against (other than in connection with the Merger and the other transactions contemplated by the Merger Agreement) (A) any extraordinary transaction,

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(B) any sale, lease or transfer of material assets of the Company or any reorganization, recapitalization, or dissolution of the Company and (C) any change in the majority of the Board of the Company.

  The proxy is revocable only upon termination of the Stockholders Agreement. The Rubins have also agreed not to sell, pledge or otherwise transfer shares representing approximately 14.99% of the outstanding Shares.

  The Stockholders Agreement contains a "no solicitation" provision pursuant to which the Rubins, subject to their fiduciary duties as directors of the Company, are prohibited until termination of the Stockholders Agreement from entering into, soliciting, initiating or continuing any discussions or negotiations with or providing any information to or otherwise cooperating in any way with any person concerning any offer or proposal which constitutes or is reasonably likely to lead to a proposal (other than the Merger and the other transactions contemplated by the Merger Agreement) to acquire the Company.

  If any acquisition or similar transaction is consummated by the Company (other than the Merger and the other transactions contemplated by the Merger Agreement), each of the Rubins is required to pay to the Parent an amount equal to the total number of shares of Common Stock owned by each of them multiplied by the excess of the value of such other transaction over $12 per share.

  The Stockholders Agreement will terminate upon the earlier to occur of (1) October 17, 1998 or (2) the effective time of the Merger. However, if the Parent (i) breaches its obligations under the Stockholders Agreement, the Stockholders Agreement will terminate on March 16, 1998, or (ii) fails to negotiate the Merger Agreement in good faith and to use its commercially reasonable efforts to consummate the transaction, then the Stockholders Agreement will terminate immediately.

  Consulting and Non-Compete Agreements. Pursuant to the Stockholders Agreement, the Rubins, the Company and the Parent have each agreed that on the effective date of the Merger, the Rubins and the Company will enter into Severance, Consulting and Noncompetition Agreements (the "Consulting and Non-Compete Agreements") in the forms filed as Exhibits 5 and 6 hereto which are incorporated herein by reference in their entirety. Pursuant to the Consulting and Non-Compete Agreements, George Rubin would resign from his position as a director of the Company and Morry F. Rubin would resign from his position as President and Chief Executive Officer of the Company, in each case effective on the effective date of the Merger.

  Under the Consulting and Non-Compete Agreements, each of the Rubins would be required, for a period of three years following the effective date of the merger, to perform consulting services as requested by the Company. The Consulting and Non-Compete Agreements would also restrict the Rubins for a period of three to four years from (i) competing in any aspect of the Company's business as conducted on the effective date of the Merger anywhere in the United States, (ii) requesting or causing any employee of the Company to terminate employment with the Company or (iii) competing with ATC InSys Inc. or 3D Information Services, Inc., anywhere in the State of New Jersey or soliciting certain customers of ATC InSys Inc. within New York City. Under the Consulting and Non-Compete Agreements, the Company is required to pay each of the Rubins $1,550,000 upon their resignation and $276,715 on each of the six calender quarters thereafter.

  The Merger Agreement. The following is a summary of the Merger Agreement, which summary is qualified in its entirety by reference to the Merger Agreement which is filed as Exhibit 3 hereto.

  The Offer. The obligation of the Offeror to, and the Parent to cause the Offeror to, accept for payment, and pay for, Shares tendered pursuant to the Offer is subject to the satisfaction or waiver of certain terms and conditions set forth in the Merger Agreement and described below (the "Offer Conditions"). Under the Merger Agreement, the Offeror expressly reserves the right, in its sole discretion, to modify the terms of the Offer, except that without the prior written consent of the Company, the Offeror is not permitted to (i) reduce the number of Shares subject to the Offer, (ii) reduce the Offer Price, (iii) add to or modify (other than waive) the Offer Conditions, (iv) except as described below, extend the Offer, (v) change the form of consideration payable in the Offer, (vi) amend any other term of or add any new term to the Offer in any manner materially adverse to the

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holders of the Shares or (vii) waive the Minimum Condition (as defined below).
Notwithstanding the foregoing, the Offeror may, without the consent of the Company, (A) extend the Offer, if at the scheduled or extended expiration date of the Offer any of the Offer Conditions shall not be satisfied or waived, until such time as such conditions are satisfied or waived, (B) extend the Offer for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the "SEC") or the staff thereof applicable to the Offer, (C) extend the Offer from time to time until two business days after the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and (D) extend the Offer for a period not to exceed 15 business days, notwithstanding that all Offer Conditions are satisfied as of such expiration date of the Offer, if, immediately prior to such expiration date (as it may be extended), the Shares tendered and not withdrawn pursuant to the Offer equal less than 90% of the outstanding Shares (on a fully diluted basis). In addition, the Offeror shall be obligated to extend the Offer, if at the scheduled expiration date of the Offer any of the Offer Conditions capable of satisfaction shall not have been satisfied or waived, until the satisfaction or waiver thereof, provided, however, that there shall be no such obligation to extend the Offer beyond the 60th business day after the commencement of the Offer. Subject to the terms and conditions of the Offer and the Merger Agreement, the Offeror shall, and the Parent shall cause Offeror to, accept for payment, and pay for, all Shares validly tendered and not withdrawn pursuant to the Offer that the Offeror becomes obligated to accept for payment, and pay for, pursuant to the Offer promptly after the expiration of the Offer; provided, however, that in no event shall the Offer expire prior to January 21, 1998.

  Offer Conditions. The Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn prior to the expiration date that number of Shares constituting a majority of the outstanding shares (determined on a fully diluted basis for all outstanding stock options and any other rights to acquire Shares) (the "Minimum Condition") and (ii) expiration or termination of the applicable waiting period under the HSR Act.

  Furthermore, notwithstanding any other term of the Offer or the Merger Agreement, the Offeror shall not be required to accept for payment or to pay for any Shares not theretofore accepted for payment or paid for, and may terminate the Offer if, at any time on or after the date of the Merger Agreement and before the acceptance of such Shares for payment or the payment therefor, any of the following conditions exists:

    (a) there shall be any action or proceeding commenced by any Governmental Entity (as defined below) which has a reasonable likelihood of success and which, if decided adversely to the Company, would have a material adverse effect on the Company, (i) challenging the acquisition by the Parent or the Offeror of any Shares under the Offer, seeking to restrain or prohibit the making or consummation of the Offer or the Merger or the performance of any of the other transactions contemplated by the Merger Agreement, or seeking to obtain from the Company, the Parent or the Offeror any damages that are material in relation to the Company and its subsidiaries taken as a whole,
  (ii) seeking to prohibit or impose any material limitations on Parent's or Offeror's ownership or operation (or that of any of their respective subsidiaries or affiliates) of all or a material portion of the Company's business or assets, or to compel the Parent or the Offeror or their respective subsidiaries and affiliates to dispose of or hold separate any material portion of the business or assets of the Company and its subsidiaries taken as a whole, (iii) seeking to impose material limitations on the ability of the Offeror, or render the Offeror unable, to accept for payment, pay for or purchase some or all of the Shares pursuant to the Offer and the Merger, (iv) seeking to impose material limitations on the ability of the Offeror or the Parent effectively to exercise full rights of ownership of the Shares, including, without limitation, the right to vote the Shares purchased by it on all matters properly presented to the Company's stockholders, or (v) which otherwise is reasonably likely to have a material adverse effect on the Company;

    (b) there shall be any statute, rule, regulation, judgment, order or injunction enacted, entered, enforced, promulgated or deemed applicable to the Offer or the Merger, or any other action shall be taken by any Governmental Entity or court, other than the application to the Offer or the Merger of any applicable waiting period under the HSR Act that is reasonably likely to result, directly or indirectly, in any of the consequences referred to in clauses (i) through (v) of paragraph (a) above;

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    (c) there shall have occurred any events after the date of the Merger
  Agreement that, either individually or in the aggregate, have caused or are reasonably likely to cause a material adverse change with respect to the Company other than a change resulting from the announcement of the Offer or the Merger;

    (d) (i) the Board of Directors of the Company or any committee thereof shall have publicly (including by amendment of this Statement) withdrawn or modified in a manner adverse to the Parent or the Offeror its approval or recommendation of the Offer, the Merger or the Merger Agreement, or approved or recommended any Acquisition Proposal (as defined below), (ii) the Company shall have entered into any agreement with respect to any Superior Proposal (as defined below) in accordance with the Merger Agreement or (iii) the Board of Directors of the Company or any committee thereof shall have resolved to take any of the foregoing actions;

    (e) any of the representations and warranties of the Company set forth in the Merger Agreement shall not be true and correct in any material respect, in each case at the date of the Merger Agreement and at the scheduled or extended expiration of the Offer, except for such breaches that would not have, individually or in the aggregate, a material adverse effect on the Company;

    (f) the Company shall have failed to perform in any material respect any material obligation or to comply in any material respect with any material agreement or covenant of the Company to be performed or complied with by it under the Merger Agreement, except for such breaches that would not have, individually or in the aggregate, a material adverse effect on the Company;

    (g) the Merger Agreement shall have been terminated in accordance with its terms;

    (h) there shall have occurred (i) any general suspension of, or limitation on prices for, trading in securities on the New York Stock Exchange or on NASDAQ, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) a commencement of a war, armed hostilities or other international or national calamity directly involving the armed forces of the United States that materially and adversely affects the financial markets in the United States, (iv) any material limitation (whether or not mandatory) by any governmental authority on the extension of credit by banks or other lending institutions, or (v) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration of worsening thereof; or

    (i) the Company shall fail to receive the proceeds of financing pursuant to the "highly confident" letter for BT Alex. Brown Incorporated and a letter of commitment from Bankers Trust Company or involving such other financing sources, as the Parent and the Company shall reasonably agree and are not materially more onerous, in amounts sufficient to consummate the transactions contemplated by the Merger Agreement, including, without limitation, (i) to pay, with respect to all Common Stock in the Merger, the Offer Price, (ii) to refinance the outstanding indebtedness of the Company,
  (iii) to pay any fees and expenses in connection with the transactions contemplated by the Merger Agreement or the financing thereof and (iv) to provide for the working capital needs of the Company following the Merger, including, without limitation, if applicable, letters of credit.

  The Merger. The Merger Agreement provides that, upon the terms and subject to the conditions thereof and in accordance with the General Corporation Law of the State of Delaware (the "DGCL"), at the effective time of the Merger (the "Effective Time"), the Offeror shall be merged with and into the Company (the "Surviving Corporation"). As a result of the Merger, the separate corporate existence of the Offeror will cease and the Company will continue as the surviving corporation and shall succeed to and assume all the rights and obligations of the Offeror in accordance with the DGCL.

  At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than the Shares that are owned by the Company, any subsidiary of the Company, the Parent, the Offeror or any other subsidiary of the Parent or the Shares held by stockholders, if any, who are entitled to and who properly exercise dissenters' rights under Delaware law) will be canceled, extinguished and converted into the right to receive the Offer Price, payable to the holder thereof, without interest, upon surrender of the certificate formerly representing such Share in the manner described in the Merger Agreement, less any required withholding taxes.

  Appraisal Rights. Holders of Shares do not have appraisal rights as a result of the Offer. However, if the Merger is consummated, holders of Shares at the effective time of the Merger will have certain rights pursuant

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to the provisions of Section 262 of the DGCL ("Section 262") to dissent and demand appraisal of their Shares. Under Section 262, dissenting stockholders who comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash, together with a fair rate of interest, if any. Any such judicial determination of the fair value of Shares could be based upon factors other than, or in addition to, the price per Share to be paid in the Merger or the market value of the Shares. The value so determined could be more or less than the price per Share to be paid in the Merger.

  Stockholders Meeting. Pursuant to the Merger Agreement, the Company, if required by law, will, at the Parent's request, as soon as practicable following the acceptance for payment of, and payment for, any Shares by the Offeror pursuant to the Offer and expiration of the Offer duly call, give notice of, convene and hold a meeting of its stockholders for the purpose of the stockholders' approval of the Merger. The Merger Agreement provides that, notwithstanding the foregoing, in the event that the Offeror acquires at least 90% of the outstanding Shares, the parties shall, at the request of the Parent, take all necessary and appropriate action to cause the Merger to become effective as soon as reasonably practicable after the expiration of the Offer, without a meeting of the Company's stockholders, in accordance with
Section 253 of the DGCL.

  Board of Directors. The Merger Agreement provides that promptly upon the acceptance for payment of, and payment for, 50.1% of the Shares by the Offeror pursuant to the Offer, the Offeror shall be entitled to designate, subject to compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), a majority of the directors on the Company's Board of Directors, and the Company shall, at such time, take all such action needed to cause the Offeror's designees to be so elected by its existing Board of Directors. Subject to applicable law, the Company has agreed to take all action requested by the Parent necessary to effect any such election, including mailing to its stockholders the Information Statement containing the information required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder.

  Acquisition Proposals. The Merger Agreement provides that, from the date thereof until such time as the Parent's designees shall constitute a majority of the members of the Board of Directors of the Company, the Company shall not, and shall not permit any of its subsidiaries, or any of its or their officers, directors, employees, representatives, agents or affiliates (including, without limitation, any investment banker, attorney or accountant retained by the Company or any of its subsidiaries) to, directly or indirectly, solicit or initiate any discussions or negotiations with any corporation, partnership, person or other entity or group (each, a "Person"), concerning any offer or proposal which constitutes or is reasonably likely to lead to any Acquisition Proposal (as defined below). Information may be provided in response to a bona fide inquiry subject to the confidentiality agreement referred to below, and negotiations may be conducted in response to such inquiry. Upon having received a bona fide proposal that the Board of Directors, consistent with its fiduciary duties and after the receipt of advice from such Delaware counsel as may be appointed by the Board of Directors, concludes if consummated would be a Superior Proposal, the Board of Directors may withdraw or modify its approval or recommendation of the Offer, the Merger Agreement or the Merger, approve or recommend the Superior Proposal or terminate the Merger Agreement pursuant to Section 9.01(d) thereof and shall promptly notify the Parent in writing of any such determination. For five business days after the Parent has been informed by the Company of the above conclusion with respect to such Superior Proposal, the Parent shall have the right to match (the "Counterproposal") the economic value of any such Superior Proposal. The Company shall negotiate in good faith with respect to such Counterproposal. Any information furnished to any Person in connection with an Acquisition Proposal shall be provided pursuant to a confidentiality agreement in customary form on terms not more favorable to such Person than the terms contained in the confidentiality agreement, dated as of November 5, 1997, between the Parent and the Company. Subject to all of the foregoing requirements, the Company will immediately notify the Parent orally and in writing if any discussions or negotiations are sought to be initiated, any inquiry or proposal is made, or any information is requested by any Person with respect to any Acquisition Proposal or which could lead to an Acquisition Proposal and immediately notify the Parent of all material terms of any proposal which it may receive in respect of any such Acquisition Proposal, including the identity of the Person making the Acquisition Proposal or the request for information, if known, and thereafter shall inform the

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Parent on a timely, ongoing basis of the status and content of any discussions or negotiations with such a third party, including immediately reporting any material changes to the terms and conditions thereof.

  The Merger Agreement defines "Acquisition Proposal" as any inquiry, proposal or offer from any person relating to any direct or indirect acquisition or purchase of 15% or more of any class of equity securities of the Company or any of its subsidiaries, any tender offer or exchange offer that if consummated would result in any person beneficially owning 15% or more of any class of equity securities of the Company or any of its subsidiaries, any merger, consolidation, business combination, sale of substantially all the assets, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its subsidiaries, other than the transactions contemplated by the Merger Agreement, or any other transaction the consummation of which could reasonably be expected to impede, interfere with, prevent or materially delay the Offer and/or the Merger or which would reasonably be expected to dilute materially the benefits to the Parent of the transactions contemplated thereby. For purposes of the Merger Agreement, "Superior Proposal" means any bona fide written offer made by a third party that is either fully financed or with respect to which a highly confident and/or commitment letter from a financial institution of adequate sophistication and capitalization has been issued to acquire, directly or indirectly, for consideration consisting of cash and/or securities, more than 50% of the Shares then outstanding or all or substantially all the assets of the Company and otherwise on terms which the Board of Directors of the Company determines (after consultation with a nationally recognized investment bank) to be economically superior to the transaction contemplated by the Merger Agreement.

  The Merger Agreement provides that nothing contained therein shall prohibit the Company from taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or from making any disclosure to the Company's stockholders if, in the good faith judgment of the Board of Directors of the Company, after consultation with outside counsel, failure to so disclose would be inconsistent with its fiduciary duties to the Company's stockholders under applicable law; provided, however, that neither the Company nor its Board of Directors nor any committee thereof shall, except as permitted by the Merger Agreement and as described above, withdraw or modify, or propose to withdraw or modify its position with respect to the Merger or approve or recommend, or propose to approve or recommend, an Acquisition Proposal.

  Indemnification and Insurance. In the Merger Agreement, the Parent and the Offeror have agreed that all rights to indemnification for acts or omissions occurring prior to the effectiveness of the Merger that are in existence as of the date of the Merger Agreement in favor of the current or former directors, officers, employees, fiduciaries or agents (the "Indemnified Parties") of the Company and its subsidiaries as provided in their respective certificates of incorporation or by-laws or contractual arrangements shall survive the Merger and shall continue in full force and effect in accordance with their terms. In the Merger Agreement, the Parent and the Offeror have agreed that the Company shall, and from and after the Effective Time, the Surviving Corporation and the Parent shall, indemnify, defend and hold harmless the Indemnified Parties against all losses, claims, damages, costs, expenses (including attorneys' fees and expenses), liabilities or judgments, fines or amounts that are paid in settlement in connection with any pending, threatened or actual claim, action, suit, proceeding or investigation based in whole or in part or arising in whole or part out of the fact that such person is or was a director, officer, employee or agent of the Company or any of its subsidiaries or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, employee benefit plan, trust or other enterprise or by reason of anything done or not done by such person in any such capacity whether pertaining to any matter existing or occurring at or prior to the Effective Time or any acts or omissions occurring or existing at or prior to the Effective Time and whether asserted or claimed prior to, or at or after, the Effective Time ("Indemnified Liabilities"), including all Indemnified Liabilities based in whole or in part on, or arising in whole or in part out of, or pertaining to the Merger Agreement or the transactions contemplated thereby, in each case to the fullest extent permitted by applicable law (and the Company, the Surviving Corporation, and the Parent, as the case may be, shall pay expenses in advance of the final disposition of any such action or proceeding to each Indemnified Party to the fullest extent permitted by applicable law). The Merger Agreement provides that in determining whether an Indemnified Party is entitled to indemnification, if requested by such Indemnified Party such determination shall be made by special, independent counsel selected by the Surviving Corporation

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and the Parent and reasonably approved by the Indemnified Party, and who has not otherwise performed services for the Surviving Corporation, the Parent or their respective affiliates within the last three years. Without limiting the foregoing, in the event any such claim, action, suit, proceeding or investigation is brought against any Indemnified Parties (whether arising before or after the Effective Time), (i) the Indemnified Parties may retain Squadron, Ellenoff, Plesent & Sheinfeld, LLP or other counsel reasonably satisfactory to the Company (or the Surviving Corporation after the Effective
Time), and the Company (or, after the Effective Time, the Surviving Corporation and the Parent) shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties as promptly as statements therefor are received; and (ii) the Company (or, after the Effective Time, the Surviving Corporation and the Parent) will use all reasonable best efforts to assist in the vigorous defense of any such matter; provided, that none of the Company, the Surviving Corporation or the Parent shall be liable for any settlement effected without its prior written consent, which consent shall not be unreasonably withheld. Any Indemnified Party wishing to claim indemnification under the relevant provisions of the Merger Agreement, upon learning of any such claim, action, suit, proceeding or investigation, shall notify the Company (or, after the Effective Time, the Surviving Corporation and the Parent) (but the failure so to notify shall not relieve a party from any liability which it may have under such provisions except to the extent such failure prejudices such party's position with respect to such claims) and shall deliver to the Company (or, after the Effective Time, the Surviving Corporation and the Parent) the undertaking contemplated by Section 145(e) of the DGCL, but without any requirement for the posting of the bond. The Indemnified Parties as a group may retain one law firm (plus local counsel, if necessary) to represent them with respect to each such matter unless the use of the counsel chosen to represent the Indemnified Parties would present such counsel with a conflict of interest, or the representation of all of the Indemnified Parties by the same counsel would be inappropriate due to actual or potential differing interests between them, in which case such additional counsel as may be required (as shall be reasonably determined by the Indemnified Parties and the Company, the Surviving Corporation or the Parent, as the case may be) and satisfactory to the Company, the Surviving Corporation or the Parent, as the case may be, may be retained by the Indemnified Parties at the cost and expense of the Company, the Surviving Corporation or the Parent, as the case may be. The Merger Agreement provides that the Company and the Offeror agree that the foregoing rights to indemnification, (including provisions relating to advances of expenses) incurred in defense of any action or suit existing in favor of the Indemnified Parties with respect to matters occurring through the Effective Time, shall survive the Merger and shall continue in full force and effect for a period of not less than six years after the Effective Time; provided, however that all rights to indemnification, including rights relating to advances of expenses, in respect of any Indemnified Liabilities asserted or made within such period shall continue until the disposition of such Indemnified Liabilities. Furthermore, the Merger Agreement provides that the provisions with respect to indemnification set forth in the Certificate of Incorporation or Bylaws of the Surviving Corporation shall not be amended for a period of six years following the Effective Time to the extent that such amendment would adversely affect the rights thereunder of individuals who at any time prior to the Effective Time were directors, officers, employees or agents of the Company in respect of actions or omissions occurring at or prior to the Effective Time.

  Pursuant to the Merger Agreement, the Company (or, after the Effective Time, the Surviving Corporation and the Parent) shall indemnify any Indemnified Party against all reasonable costs and expenses (including attorneys' fees and expenses), such amounts to be payable in advance upon request as provided in the Merger Agreement relating to the enforcement of such Indemnified Party's rights under the Merger Agreement or under the documents referred to above, but only to the extent that such Indemnified Party is ultimately determined to be entitled to indemnification under the Merger Agreement or other documents referred to above. Any amounts due pursuant to the preceding sentence shall be payable upon request by the Indemnified Party.

  Pursuant to the Merger Agreement, the Parent will, for a period of six years from the effectiveness of the Merger, unless the Parent agrees in writing to guarantee the indemnification obligations set forth above, maintain in effect the Company's current directors and officers' liability insurance covering those persons who are currently covered by the Company's directors and officers' liability insurance policy except that, to the extent that such coverage is not obtainable at less than or equal to 225% of the current per annum cost, the Parent will be obligated to purchase only so much coverage as may then be obtained for such amount.

  The Merger Agreement provides that in the event the Company or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation of such consolidation or merger, or (ii) transfers all or substantially all of its properties to any person, then, and in each case, proper provision shall be made so that the successors and assigns of the Company and the Surviving Corporation, as the case may be, shall assume the indemnification obligations set forth in the Merger Agreement.

  Conduct of Business by the Company. The Merger Agreement provides that, except as contemplated by the Merger Agreement or as expressly agreed to in writing by the Parent, during the period from the date of the Merger Agreement until such time as the Parent's designees shall constitute a majority of the members of the Board of Directors of the Company, the Company will, and will cause each of its subsidiaries to, conduct its operations according to its ordinary and usual course of business and consistent with past practice and, subject to the Company's obligations to use its commercially reasonable efforts to amend the stock option plans of the Company as provided below, to use its and their respective reasonable best efforts to preserve intact their current business organizations, keep available the services of their current officers and employees and preserve their relationships with customers, suppliers, licensors, licensees, advertisers, distributors and others having business dealings with them and to preserve goodwill. Without limiting the generality of the foregoing, and except as (x) otherwise expressly provided in the Merger Agreement, (y) required by law, or (z) set forth on Schedule 6.01 to the Merger Agreement, the Company will not, and will cause its subsidiaries not to, without the consent of the Parent, which shall not be unreasonably withheld: (i) except with respect to annual bonuses made in the ordinary course of business consistent with past practice, adopt or amend in any material respect any bonus, profit sharing, compensation, severance, termination, stock option, stock appreciation right, pension, retirement, employment or other employee benefit agreement, trust, plan or other arrangement for the benefit or welfare of any director, officer or employee of the Company or any of its subsidiaries or increase in any manner the compensation or fringe benefits of any director, officer or employee of the Company or any of its subsidiaries (except, in each case, for normal annual salary increases and cost of living increases for the benefit of officers and employees of the Company with positions below the level of vice president) or pay any benefit not required by any existing agreement or place any assets in any trust for the benefit of any director, officer or employee of the Company or any of its subsidiaries (in each case, except with respect to employees and directors in the ordinary course of business consistent with past practice);
(ii) incur any indebtedness for borrowed money in excess of $500,000, other than in consultation with the Parent; (iii) expend funds for individual capital expenditures in excess of $50,000 or $2,000,000 in the aggregate for any 12-month period (to be apportioned pro-rata over any period less than 12 months), other than in consultation with the Parent; (iv) sell, lease, license, mortgage or otherwise encumber or subject to any lien or otherwise dispose of any of its properties or assets other than immaterial properties or assets (or immaterial portions or properties or assets), except in the ordinary course of business consistent with past practice; (v) (1) declare, set aside or pay any dividends on, or make any other distributions in respect of, any or its capital stock, (2) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or
(3) purchase, redeem or otherwise acquire any shares of capital stock of the Company or any of its subsidiaries or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities;
(vi) other than in connection with options and warrants outstanding as of the date of the Merger Agreement, authorize for issuance, issue, deliver, sell or agree or commit to issue, sell or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise), pledge or otherwise encumber any shares of its capital stock or the capital stock of any of its subsidiaries, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities or any other securities or equity equivalents (including without limitation stock appreciation rights) other than issuances upon exercise of options or warrants; (vii) amend its Certificate of Incorporation, By-Laws or equivalent organizational documents or alter through merger, liquidation, reorganization, restructuring or in any other fashion the corporate structure or ownership of any material subsidiary of the Company; (viii) make or agree to make any acquisition of assets which is material to the Company and its subsidiaries, taken as a whole, except for (1) purchases of inventory in the ordinary course of business, (2) pursuant to purchase orders entered into in the ordinary course of business which do not call for payments in excess of $50,000 per annum or (3) project-related expenditures which, individually, do not exceed $250,000; or (ix) settle or compromise any shareholder derivative suits arising out of the transactions contemplated thereby or any other litigation (whether or not commenced prior to the date of the Merger Agreement) or settle, pay or compromise any claims not required to be paid.

  Stock Options and Warrants. The Merger Agreement provides that (a) the Company will amend its ATC Group Services Inc. 1988 Incentive and Non-Statutory Stock Option Plan, ATC Group Services Inc. 1993 Incentive and Non-Statutory Stock Option Plan, ATC Group Services Inc. 1995 Nonqualified Stock Option Plan and any other program pursuant to which there are holders of options to purchase Shares granted by the Company (collectively, the "Stock Option Plans") to provide that all outstanding, unexercised options shall be immediately exercisable and that if the optionees do not exercise their unexercised options, each optionee shall receive, in settlement of each option held by such optionee, a "cash amount" (less any applicable withholding taxes) with respect to the number of previously unexercised Shares underlying the option immediately prior to the Effective Time of the Merger. The Company is also required to use its commercially reasonable efforts to amend the Stock Option Plans to provide that each option shall terminate as of the effectiveness of the Merger. The cash amount payable for each option will equal the product of (i) the Offer Price minus the exercise price per Share of each such option and (ii) the number of previously unexercised Shares covered by each such option.

  Except as may be otherwise agreed to by the Parent or the Offeror and the Company, the Company's Stock Option Plans will terminate as of the Effective Time of the Merger and the provisions in any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of the Company or any of its subsidiaries will be deleted as of the Effective Time of the Merger. The Company is required to use its commercially reasonable efforts so that following the Effective Time of the Merger no holder of employee stock options will have any right to receive Shares upon exercise of an employee stock option.

  The Merger Agreement provides that pursuant to the terms of (i) the warrant agreement, dated October 15, 1990, relating to 568,207 Class C Redeemable Common Stock Purchase Warrants, (ii) warrant agreements relating to 490,500 warrants issued pursuant to the merger between the Company and Aurora Environmental Inc. and (iii) the consulting agreement, dated March 14, 1997, relating to 35,000 warrants issued to First Montauk Securities Corp., the Company issued warrants to certain persons. The holders of such warrants will be entitled either to exercise their warrants for Shares in accordance with the applicable agreement under which such warrants were issued and tender such Shares in the Offer or upon execution and delivery to the Company of a cancellation agreement in form and substance reasonably satisfactory to the Company, to receive from the Company at the Effective Time of the Merger a cash amount equal to the product of (i) the Merger Consideration minus the exercise price per share of each such warrant and (ii) the number of unexercised Shares covered by each such warrant.

  The Merger Agreement, however, provides that, if it is determined that the above described treatment of options and warrants would cause any individual subject to Section 16 of the Exchange Act to become subject to the profit recovery provisions thereof, any stock options or warrants held by such individual will be canceled or purchased, as the case may be, at the Effective Time of the Merger or at such later time as may be necessary to avoid application of such profit recovery provisions and such individual will be entitled to receive from the Company an amount equal to the excess, if any, of the Offer Price over the per Share exercise price of such stock option or warrant multiplied by the number of Shares subject thereto.

  Representations and Warranties. The Merger Agreement contains various customary representations and warranties.

  Fees and Expenses. The Merger Agreement provides that, in the event that (i) the Merger Agreement is terminated pursuant to clause (c) or (d) under "Termination of the Merger Agreement" below, or (ii) any person (other than the Parent or any of its affiliates) shall have consummated an Acquisition Proposal within twelve months following the termination of the Offer at a value at or above $12 per share, then the Company shall pay to the Parent, in the case of an event under clause (i) above, promptly upon any such termination, and, in the case of an event under clause (ii) above, at the time of any such consummation, a termination fee of $4.5 million (the "Termination Fee"); provided, that in no event shall the aggregate payment by the Company of fees and expenses as described below and of the Termination Fee under this clause of the Merger Agreement exceed $6.0 million.

  The Merger Agreement also provides that, in addition to any other amounts which may be payable or become payable pursuant to the above paragraph, in the event that the Merger Agreement is terminated for any reason other than a material breach by the Parent or the Offeror, the Company shall promptly reimburse the Parent or the Offeror, as the case may be, upon receipt of reasonably satisfactory supporting documentation, for all out-of-pocket expenses and fees (including, without limitation, fees and expenses payable to all Governmental Entities, banks, investment banking firms and other financial institutions, and their respective agents and counsel, and all fees and expenses of counsel, accountants, financial printers, proxy solicitors, exchange agents, experts and consultants to the Parent and its affiliates), whether incurred prior to, on or after the date thereof, in connection with the Merger and the consummation of all transactions contemplated by the Merger Agreement, and the financing thereof up to a maximum of $2.5 million. Except as otherwise specifically provided for in the Merger Agreement, whether or not the Merger is consummated, all costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement shall be paid by the party incurring such expenses.

  The Merger Agreement provides that the prevailing party in any legal action undertaken to enforce the Merger Agreement or any provision thereof shall be entitled to recover from the other party the costs and expenses (including attorneys and expert witness' fees and expenses) incurred in connection with such action.

  Conditions to the Obligations of the Parties to Effect the Merger. The Merger Agreement provides that the obligations of the parties to effect the Merger are subject to the satisfaction of certain conditions, including the following: (a) if required by applicable law, the Merger Agreement and the transactions contemplated thereby shall have been approved by the affirmative vote of the holders of a majority of the Shares; (b) no statute, rule, regulation, executive order, decree, temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other federal, state or local government or any court, tribunal, administrative agency or commission or other governmental or other regulatory authority or agency, domestic, foreign or supranational (a "Governmental Entity") or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect; provided, however, that each of the Company, the Offeror and the Parent shall have used reasonable efforts to prevent the entry of any such injunction or other order and to appeal as promptly as possible any injunction or other order that may be entered; (c) the Offeror shall have previously accepted for payment and paid for Shares pursuant to the Offer; and (d) the applicable waiting period under the HSR Act shall have expired or been terminated.

  Termination of the Merger Agreement. The Merger Agreement may be terminated at any time prior to the effective time of the Merger, whether before or after approval of the terms of the Merger Agreement by the stockholders of the
Company:

    (a) by mutual written consent of the Parent and the Company, by action of their respective Boards of Directors;

    (b) by the Parent or the Company if the Merger shall not have been consummated on or before June 30, 1998; provided; however, that neither the Parent nor the Company may terminate the Merger Agreement under this clause if such party shall have materially breached the Merger Agreement;

    (c) by the Parent or the Company if any court of competent jurisdiction in the United States or other United States Governmental Entity has issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and nonappealable; provided, however, that the party seeking to terminate the Merger Agreement shall have used its best reasonable efforts to remove or lift such order, decree, ruling or other action;

    (d) by the Company, if, prior to the consummation of the Offer, any person has made a bona fide proposal relating to an Acquisition Proposal (as defined below), or has commenced a tender or exchange offer for the Shares, and the Board of Directors of the Company concludes, consistent with its fiduciary duties and after receipt of advice from such Delaware counsel as may be appointed by the Board of Directors, that such proposal if consummated would be a Superior Proposal;

    (e) by the Parent, if prior to the consummation of the Offer the Board of Directors of the Company shall have (i) failed to recommend to the stockholders of the Company that they accept the Offer, tender their Shares pursuant to the Offer and approve and adopt the Merger Agreement (the "Stockholder Acceptance"), (ii) withdrawn or materially modified its approval or recommendation of the Merger Agreement, the Offer or the Merger, (iii) approved or recommended a Superior Proposal, (iv) resolved to effect any of the foregoing or (v) otherwise taken steps to impede the Stockholder Acceptance;

    (f) by the Parent, if prior to the consummation of the Offer, there has been a material violation or breach by the Company of any representation, warranty, covenant or agreement contained in the Merger Agreement (which violation or breach is not cured by the Company within ten days after written notice reasonably describing such breach); or

    (g) by the Company, if prior to the consummation of the Offer, there has been a material violation or breach by the Parent or the Offeror of any representation, warranty, covenant or agreement contained in the Merger Agreement (which violation or breach is not cured by the Parent or the Offeror within 10 days after written notice reasonably describing such breach); provided, however, that there shall have no cure period if the Offeror fails to accept for payment, and pay for, all Shares validly tendered and not withdrawn pursuant to the Offer as provided in Section 1.01(a) of the Merger Agreement.

  Procedure for Termination, Amendment, Extension or Waiver. The Merger Agreement provides that in the event the Offeror's designees are appointed or elected to the Board of Directors of the Company as described above under "Board of Directors", after the acceptance for payment of Shares pursuant to the Offer and prior to the effective time of the Merger, the affirmative vote of the directors of the Company not designated by the Parent or the Offeror is required for the Company to amend or terminate the Merger Agreement, exercise or waive any of its rights or remedies under the Merger Agreement, or extend the time for performance of the Offeror and the Parent's respective obligations under the Merger Agreement.

  Certain Understandings. The Company has been advised that the WPG Fund and the WPG Overseas Fund intend to offer members of the management buyout team from the Company, led by Nicholas J. Malino and Christopher P. Vincze (the "Management Team"), an opportunity to acquire an equity interest in the Parent or in the Surviving Corporation. The Company has been also advised that while general discussions have been held with certain members of the Management Team, and it is expected that senior executive and operating management will be offered equity ownership in an aggregate amount of approximately $2.5 million, no decisions have been made at this time, either as to the identity of the persons who may be offered the opportunity to invest in the Parent or in the Surviving Corporation or as to the precise nature of any equity interest any members of the Management Team may be offered. If and to the extent members of the Management Team are given the opportunity to, and do, invest in such equity, the equity interests of the WPG Fund and the WPG Overseas Fund in the Parent or in the Surviving Corporation would be reduced on a pro rata basis.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

  (a) Recommendation of the Board of Directors of the Company.

  After receiving the recommendation of the Special Committee (as defined below), the Board of Directors of the Company unanimously approved the Offer, the Merger and the Merger Agreement, has determined that the terms of each of the Offer and the Merger are fair to, adequate and in the best interests of the stockholders of the Company, and recommends that holders of the Shares accept the Offer and tender their Shares in the Offer.

  (b) (i) Background of the Offer.

  On August 5, 1997, the management of the WPG Fund received an inquiry, through Chadbourne & Parke LLP, counsel to the WPG Fund, as to the interest of the WPG Fund in meeting with the Management Team. The WPG Fund expressed a willingness to meet with the Management Team to discuss a possible transaction.

  On September 3, 1997, the Management Team contacted the management of the WPG Fund to engage in preliminary discussions regarding a possible transaction. The parties met on September 8, 1997 and on a number of days subsequent thereto to discuss the Company's operations, strategy and prospects. During this period and up until the execution of the Merger Agreement, the WPG Fund conducted certain due diligence investigations.

  On September 19, 1997, the Management Team and management of the WPG Fund met with the Rubins, who, in the aggregate, own approximately 24% of the Shares on a fully diluted basis, in their capacity as stockholders of the Company, to discuss the terms of a potential transaction and to discuss a possible stockholders agreement, pursuant to which, for a period of time ending upon the earlier of the date of the consummation of the merger and the date that would be one year from the date of the Stockholders Agreement, (i) the Rubins would grant the Parent an irrevocable proxy to vote that number of the Rubins' Shares that equals 14.99 percent of the outstanding Shares of the Company (the "Proxy Shares") in favor of the potential transaction contemplated by the WPG Fund,
(ii) the Rubins would give the Parent the right to receive all consideration above $12.00 per Share received by the Rubins with respect to all the Rubins' Shares and options or other rights to acquire Shares in the event that the Company is acquired by a party other than the WPG Fund or its affiliates at a price above $12.00 per Share, (iii) the Rubins would enter into severance agreements on and as of the date of the Merger (which severance agreements are more fully described in Item 3(b)), and (iv) the Parent would negotiate a merger agreement in good faith and use its commercially reasonable efforts to consummate the Merger on mutually acceptable terms. See description of the Stockholders Agreement in Item 3(b) above.

  A number of other meetings and discussions took place among the Management Team, the Rubins and the management of the WPG Fund from September 22, 1997 through October 16, 1997.

  On October 17, 1997, the Rubins entered into the Stockholders Agreement with the Parent. On the same day the WPG Fund delivered to the Board of Directors of the Company its proposal (the "WPG Proposal") to purchase all outstanding Shares for $12.00 per Share, and the Company publicly announced that it had received an offer relating to an acquisition of all outstanding Shares of the Company at $12.00 per Share.

  On October 20, 1997, the Board of Directors of the Company appointed a special committee (the "Special Committee") comprised of two independent directors, Julia S. Heckman and Richard S. Greenberg, and empowered the Special Committee to, among other things, evaluate and review the WPG Proposal, negotiate the terms of the WPG Proposal with the WPG Fund and recommend action to the full Board of Directors of the Company, all on behalf of, and in furtherance of the best interests of, the non-affiliated stockholders of the Company. The Board of Directors of the Company also empowered the Special Committee to engage such advisors (including legal and financial advisors) as it deemed necessary, and reaffirmed the previously granted indemnity agreements in favor of Ms. Heckman and Mr. Greenberg. The Special Committee commenced review and analysis of the proposed form of merger agreement initially prepared by legal counsel for the WPG Fund and the terms of the merger as well as the terms of the Stockholders Agreement and Consulting and Non-Compete Agreements. On October 23, 1997, the Special Committee orally retained its independent legal counsel. Such retention was subsequently confirmed by written agreement dated October 27, 1997. During the week of October 27, 1997, in consultation with its legal counsel, the Special Committee initiated discussions and negotiations concerning the terms of the proposed merger agreement and, on October 28 and 29, interviewed several prospective financial advisors. On October 31, 1997, the Special Committee orally engaged Lehman Brothers Inc. ("Lehman Brothers") to render an opinion with respect to the fairness, from a financial point of view, to the Company's stockholders of the consideration to be offered to such stockholders by the WPG Fund and to assist the Special Committee in negotiations with respect to the proposed transaction. The Special Committee's engagement of Lehman Brothers was subsequently formalized by a written engagement letter dated November 12, 1997.

  During the week of November 3, 1997, the Special Committee, in consultation with its legal and financial advisors, prepared its initial comments concerning the terms and conditions of the proposed merger agreement. Negotiations with respect thereto began during the week of November 10 and continued through the date of the execution of the Merger Agreement on November 26, 1997. The Special Committee took note of the fact that the Rubins desired to terminate their investment in the Company and that the Management Team wished to assume a more significant role in the management of the Company.

  On November 12, 1997, the Special Committee met with Lehman Brothers to discuss Lehman Brothers' preliminary analysis and assessment of the financial aspects of the WPG Proposal and the draft merger agreement proposed by the WPG Fund's legal advisors. During the week of November 17, 1997, the Special Committee conferred on numerous occasions with its legal counsel and Lehman Brothers concerning the WPG Proposal and the terms of the draft merger agreement initially proposed by legal counsel to the WPG Fund and, through its legal advisors and Lehman Brothers, negotiated with the WPG Fund's legal advisors.

  At a meeting of the Special Committee held on November 26, 1997, the Special Committee, with the assistance of its independent legal counsel, considered and discussed the terms and conditions of the proposed Merger Agreement which reflected changes made in response to their negotiations with the WPG Fund and its legal counsel and received the final report of Lehman Brothers. At the November 26 meeting, the Special Committee (i) received the opinion of Lehman Brothers to the effect that, as of the date of such opinion and based upon and subject to the matters set forth in such opinion, the consideration to be received by the Company's stockholders pursuant to the Offer and the Merger Agreement is fair to such stockholders from a financial point of view, and
(ii) resolved to recommend to the full Board of Directors that the Company enter into a transaction with affiliates of the WPG Fund on the terms set forth in the Merger Agreement.

  At a meeting of the Board of Directors of the Company held immediately after the Special Committee meeting, the Special Committee gave its report to the full Board of Directors and made its recommendation to approve the transaction with the WPG Fund on the terms set forth in the Merger Agreement.

  On November 26, 1997, by unanimous vote, after disclosure by the Rubins of their interests in the Offer and the Merger, including the Stockholders Agreement and the Consulting and Non-Compete Agreements contemplated thereby and the receipt of the positive recommendation of the Special Committee, the full Board of Directors of the Company adopted resolutions approving the Merger Agreement, the Offer and the Merger. The Company's Board of Directors also adopted resolutions (i) determining that the terms of the Offer and the Merger are fair to, adequate, and in the best interest, of the Company's stockholders and (ii) recommending that the Company's stockholders accept the Offer, tender their Shares pursuant to the Offer and adopt the Merger Agreement.

  (b) (ii) Reasons for the Transaction; Factors Considered by the Board.

  In approving the Merger Agreement and the transactions contemplated thereby and recommending that stockholders of the Company tender their Shares pursuant to the Offer, the Board of Directors considered a number of factors, including:

    1. The recommendation of the Special Committee to the full Board of Directors that the Company accept the WPG Fund's offer and enter into the Merger Agreement.

    2. The financial condition, results of operations, competitive position, business and prospects of the Company, as reflected in the Company's historical and projected financial information, current and prospective economic and market conditions and the nature of the industry in which it operates.

    3. The presentation of Lehman Brothers at the November 26, 1997 Board of Directors' meeting and Lehman Brothers' opinion to the effect that, as of the date of such opinion, the consideration to be received by the holders of Shares in the Offer and the Merger is fair to stockholders of the Company from a financial point of view. The full text of the written opinion of Lehman Brothers is attached hereto as Exhibit 7 and is incorporated herein by reference. Holders may read such opinion for a discussion of the assumptions made, matters considered and limitations on the review undertaken by Lehman Brothers in rendering such opinion.

    4. The fact that no other bidder for the Shares had emerged since the public announcement of the WPG Fund's $12.00 per Share offer on October 17, 1997.

    5. The financial and other terms and conditions of the Offer, the Merger and the Merger Agreement, including, without limitation, the fact that the terms of the Merger Agreement should not unduly discourage other third parties from making bona fide proposals subsequent to signing the Merger Agreement and, if any such proposal were made, the Company, in the exercise of the fiduciary duties of the Board of Directors in accordance with the Merger Agreement, could determine to provide information to, engage in negotiations and, subject to payment of the termination fee, enter into a transaction with another party.

    6. The ability of the stockholders to exercise dissenters' rights under the Delaware law in connection with the Merger.

  The Board of Directors did not assign relative weights to the factors or determine that any factor was of particular importance. Rather, the Board of Directors viewed their position and recommendation as being based on the totality of the information presented to and considered by it.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

  The members of the Special Committee will be paid $35,000 each for services rendered to the Company in connection with their review and evaluation of the Offer.

  The Special Committee retained Squadron, Ellenoff, Present & Sheinfeld, LLP as its special legal advisor in connection with the Offer.

  Pursuant to an agreement dated November 12, 1997 (the "Engagement Letter"), the Company engaged Lehman Brothers to render its opinion with respect to the fairness, from a financial point of view, to the Company's stockholders of the consideration to be offered to such stockholders in the Offer and the Merger and to participate in negotiations with respect to the Offer, the Merger and the Merger Agreement. Pursuant to the terms of the Engagement Letter, the Company paid Lehman Brothers a fee of $100,000 upon signing the Engagement Letter and an additional fee of $250,000 upon delivery of Lehman Brothers' opinion. The Company has agreed to reimburse Lehman Brothers for its reasonable expenses (including, without limitation, professional and legal fees (not to exceed $50,000) and disbursement) incurred in connection with its engagement, and to indemnify Lehman Brothers against certain losses, claims, damages or liabilities.

  Except as disclosed herein, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to security holders on its behalf concerning the Offer or the Merger.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

  (a) No transactions in the Shares have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director or affiliate of the Company except that on October 10, 1997 Richard Pruitt, Vice President and Director of the Company, exercised 5,000 options at $5.00 per share, 800 options at $1.875 per share, 2,500 at $2.31 per share and 1,000 at $7.50 per share and on October 28, 1997 Morry F. Rubin exercised 80,000 options at $2.48 per share.

  (b) To the best of the Company's knowledge, except for Shares the sale of which may trigger liability for the holder(s) under Section 16(b) of the Exchange Act, each executive officer, director and affiliate of the Company currently intends to tender all Shares to the Offeror over which he or she has sole dispositive power as of the expiration date of the Offer.


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

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

  (a) Except as set forth in this Statement, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company;
(iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

  (b) Except as described in Item 3(b) and Item 4 above (the provisions of which are hereby incorporated by reference), there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in paragraph (a) of this Item 7.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

  On or about November 5, 1997, a summons and complaint were filed in the Court of Chancery of the State of Delaware in and for New Castle County (the "Delaware Court") on behalf of Irv Richter, as plaintiff (the "Richter Complaint"). The Richter Complaint names the Company and the members of the Company's Board of Directors as defendants. On or about November 12, 1997, another summons and complaint were filed in the Delaware Court on behalf of Joseph I. Peters, as plaintiff (the "Peters Complaint" and, together with the Richter Complaint, the "Complaints"). The Peters Complaint names the Company, the members of the Company's Board of Directors, Weiss, Peck & Greer, LLC and WPG Fund as defendants. Both complaints challenge the Offer. Both complaints seek class action status on behalf of the stockholders of the Company and contain essentially the same allegations that the Offer Price is inadequate and unfair and that the defendants have breached their fiduciary duties to the plaintiffs and other stockholders of the Company. The plaintiffs seek, among other things, to enjoin or set aside the transactions contemplated by the Offer or compensatory damages. The defendants have received extensions of time from the plaintiffs to respond to the Complaints. The Company believes the allegations contained in both Complaints are meritless and intends to defend both actions vigorously.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

 Exhibit 1. Offer to Purchase, dated December 4, 1997 (incorporated by reference to Exhibit (a)(1) of the Schedule 14D-1 of Acquisition
            Corp. and Acquisition Holdings, Inc. filed with the Securities and Exchange Commission on December 4, 1997 (the "Schedule 14D-1")).
 Exhibit 2. Letter of Transmittal with respect to the Shares (incorporated by reference to Exhibit (a)(2) of the Schedule 14D-1).
 Exhibit 3. Agreement and Plan of Merger among the Parent, the Offeror and the
            Company, dated as of November 26, 1997 (incorporated by reference to Exhibit 2 of the Form 8-K Current Report of ATC Group Services
            Inc. filed with the Securities and Exchange Commission on December
            1, 1997).
 Exhibit 4. Stockholders Agreement, dated as of October 17, 1997, among the
            Parent and George Rubin and Morry F. Rubin (incorporated by reference to Exhibit 99.1 of the Schedule 13D filed by George Rubin and Morry F. Rubin with the Securities and Exchange Commission on
            October 21, 1997).
 Exhibit 5. Form of Severance, Consulting and Non-Competition Agreement between the Company and George Rubin (incorporated by reference to Exhibit
            (c)(3) of the Schedule 14D-1).
 Exhibit 6. Form of Severance, Consulting and Non-Competition Agreement between the Company and Morry F. Rubin (incorporated by reference to Exhibit (c)(4) of the Schedule 14D-1).
 Exhibit 7. Opinion of Lehman Brothers Inc., dated November 26, 1997.
 Exhibit 8. Press Releases issued by the Company on October 17, 1997
            (incorporated by reference to Exhibit 99 of the Form 8-K Current
            Report of ATC Group Services Inc. filed with the Securities and
            Exchange Commission on October 20, 1997).
 Exhibit 9. Press Release issued by the Company and Weiss, Peck & Greer,
            L.L.C., dated November 28, 1997 (incorporated by reference to
            Exhibit (a)(8) of the Schedule 14D-1).

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                          ATC Group Services Inc.

                                             /s/ Morry F. Rubin
                                          By: _________________________________
                                             Morry F. Rubin
                                             President & Chief Executive
                                              Officer

Dated: December 4, 1997

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